Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm”)

Suite 1400 – 400 Burrard Street

Vancouver, BC V6C 3A6

Item 2	Date of Material Change

May 2, 2022.

Item 3	News Release

A news release was disseminated through CNW Group Ltd. on May 2, 2022 and filed on SEDAR.

Item 4	Summary of Material Change

On May 2, 2022, the Company announced the growth of its portfolio of assets through the following transactions:

•

Nomad Royalty Company Acquisition: Sandstorm and Nomad Royalty Company Ltd. (“Nomad”) entered into a definitive arrangement agreement (the “Arrangement Agreement”) whereby Sandstorm will acquire all of the issued and outstanding common shares of Nomad (“Nomad Shares”) pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Nomad Acquisition”). The implied equity value of the Nomad Acquisition is approximately $590 million (C$755 million).

•

BaseCore Metals Royalty Package: Sandstorm agreed to acquire nine royalties and one stream (the “Royalty Package”) from BaseCore Metals LP (“BaseCore”) for total consideration of $525 million, payable as to $425 million in cash and $100 million in common shares of the Company (“Sandstorm Shares”) (the “BaseCore Transaction”, and together with the Nomad Acquisition, the “Transactions”). Concurrent with the BaseCore Transaction, Sandstorm partnered with Royalty North Partners Ltd. (“Horizon Copper”, “Horizon” or “RNP”) to sell a portion of a copper royalty acquired in the BaseCore Transaction and retain a silver stream on the asset.

All figures in this material change report are in U.S. dollars unless otherwise noted.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Nomad Acquisition

On May 2, 2022, the Company announced that it entered into the Arrangement Agreement with Nomad whereby Sandstorm will acquire all of the issued and outstanding Nomad Shares pursuant to a plan of arrangement under the Canada Business Corporations Act. The implied equity value of the Nomad Acquisition is approximately $590 million (C$755 million).

The Nomad Acquisition will be completed by way of a court approved plan of arrangement under the Canada Business Corporations Act. Pursuant to the terms of the Nomad Acquisition, the Nomad shareholders will receive 1.21 Sandstorm Shares for each Nomad Share held, which implies consideration of C$11.57 per Nomad Share based upon the closing price of the Sandstorm Shares on the Toronto Stock Exchange (“TSX”) on April 29, 2022.

Nomad Acquisition Conditions and Approvals

The Nomad Acquisition is subject to the approval of at least (i) 66 2/3% of the votes cast by shareholders of Nomad at a special meeting of the shareholders of Nomad to consider the Nomad Acquisition (the “Nomad Meeting”); and (ii) if required, a simple majority of the votes cast by shareholders of Nomad at the Nomad Meeting, excluding for this purpose the votes for Nomad Shares required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

In connection with the Nomad Acquisition, Nomad’s principal shareholders, Orion Mine Finance II LP and Orion Mine Finance Fund III LP (collectively, “Orion”), entered into irrevocable voting support agreements with Sandstorm pursuant to which Orion agreed to vote all of its Nomad Shares, representing in total approximately 61% of the Nomad Shares on a fully diluted basis, in favour of the Nomad Acquisition. Directors and officers of Nomad, holding a total of approximately 5% of the Nomad Shares on a fully diluted basis, also entered into voting support agreements with Sandstorm pursuant to which they agreed to vote their Nomad Shares in favour of the Nomad Acquisition.

The issuance of Sandstorm Shares pursuant to the Nomad Acquisition will require approval by a simple majority of votes cast by the shareholders of Sandstorm at a special shareholders’ meeting to be called to consider the issuance of Sandstorm Shares (the “Sandstorm Meeting”) pursuant to the requirements of the TSX. Officers and directors of Sandstorm collectively holding approximately 1.5% of the issued and outstanding Sandstorm Shares entered into voting support agreements with Nomad pursuant to which they agreed to, among other things, vote their Sandstorm Shares in favour of the issuance of the Sandstorm Shares pursuant to the Nomad Acquisition.

The completion of the Nomad Acquisition is also subject to applicable regulatory approvals including but not limited to approval by the Superior Court of Québec, TSX and New York Stock Exchange approvals, approval under the Competition Act (Canada), and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Arrangement Agreement contains customary non-solicitation, “fiduciary out”, and “right to match” provisions in respect of Nomad, and non-solicitation and “fiduciary out” provisions in respect of Sandstorm, as well as a $20.6 million or $23.6 million termination fee payable to Sandstorm or Nomad, respectively, as the case may be, under certain circumstances.

None of the securities to be issued pursuant to the Transactions have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued pursuant to the Transactions are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Board of Directors’ Recommendations

The Arrangement Agreement was unanimously approved by the Boards of Directors of each of Sandstorm and Nomad, including in the case of Nomad, following the unanimous recommendation of a special committee of independent directors (“Nomad Special Committee”). Both Boards of Directors unanimously recommend that their respective securityholders vote in favour of the Nomad Acquisition.

National Bank Financial provided an opinion to the Board of Directors of Nomad and to the Nomad Special Committee. Cormark Securities provided an independent opinion to the Nomad Special Committee. Each opinion stated to the effect that, as of the date of such opinion, subject to the respective assumptions, limitations and qualifications set out in such opinion, the consideration to be paid under the Nomad Acquisition is fair, from a financial point of view, to holders of Nomad Shares.

BMO Capital Markets provided a fairness opinion to the Board of Directors of Sandstorm stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, and qualifications which will be set out in its written fairness opinion to be included in the information circular for the Sandstorm Meeting, the consideration to be paid by Sandstorm pursuant to the Nomad Acquisition is fair, from a financial point of view, to Sandstorm.

Basecore Transaction

On May 2, 2022, the Company announced that it agreed to acquire the Royalty Package from BaseCore for total consideration of $525 million, payable as to $425 million in cash and $100 million in Sandstorm Shares. The Royalty Package includes a 1.66% net profits interest on the Antamina copper mine (the “Antamina NPI”), a 1.0% stream on production from CEZinc, a 2.0% net smelter return royalty on the Horne 5 gold project, and a 0.5% NPI on the Highland Valley Copper mine.

In accordance with Canadian securities laws, the Sandstorm Shares to be issued pursuant to the BaseCore Transaction will be subject to a four-month hold period. Royalty revenues from the Royalty Package accrue to Sandstorm as of April 1, 2022.

The BaseCore Transaction is expected to close in four to six weeks and is subject to regulatory approvals including the approval of the TSX for the listing of the Sandstorm Shares issuable thereunder, the Canadian Competition Bureau, waiver of rights of first offer or refusal on certain exploration stage royalties, and other customary conditions for a transaction of this nature.

Antamina Royalty Spin-Out and Silver Stream with Horizon Copper

Concurrent with the BaseCore Transaction, Sandstorm signed an amended and restated letter of intent with Horizon Copper (the “Horizon Antamina Agreement”) pursuant to which Sandstorm will sell the acquired 1.66% Antamina NPI1 to Horizon Copper and Sandstorm will retain a long-life silver stream on the Antamina mine.

The full consideration that Horizon Copper will issue to Sandstorm under the Horizon Antamina Agreement includes:

●

1.66% Antamina Silver Stream: Sandstorm will receive 1.66% of silver based on production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price (the “Antamina Silver Stream”);

●	0.55% Antamina Royalty: Sandstorm will receive approximately one-third of the Antamina NPI, paid net of the Antamina Silver Stream servicing commitments (the “Antamina Residual Royalty”);

●	$50 Million Cash Payment: Horizon Copper agreed to raise $50 million by way of equity financing, which will then be payable to Sandstorm on closing;

1 See Sandstorm’s press release dated May 2, 2022 for calculation of 1.66% Antamina NPI.

●

$105 Million Debenture: Sandstorm will be issued a $105 million debenture (the “Debenture”). The Debenture is expected to bear an interest rate of 3% over a 10-year term. Principal repayments are subject to a 100% cash sweep of the excess cash flow Horizon Copper receives from the 1.66% Antamina NPI after the Antamina Silver Stream and Antamina Residual Royalty obligations are paid. Prepayment of the Debenture can occur at any time prior to maturity without penalty; and

●	$26 Million Horizon Copper Shares: Horizon Copper will issue Sandstorm approximately $26 million[2] worth of Horizon Copper shares to maintain Sandstorm’s 34% equity interest.

The Antamina Silver Stream and the Debenture will be senior obligations of Horizon, secured by the 1.66% Antamina NPI.

The full particulars of the agreement between Sandstorm and Horizon will be described in a management information circular of RNP to be prepared in accordance with the policies of the TSX Venture Exchange (the “TSXV”). A copy of the information circular will be available electronically on SEDAR (www.sedar.com) under RNP’s issuer profile in due course.

The Horizon Antamina Agreement is subject to several conditions, including but not limited to, execution of definitive agreements, TSXV acceptance, disinterested RNP shareholder approval and Horizon Copper raising $50 million.

Financing the Transactions

As part of the Transactions, Sandstorm will issue approximately 78.6 million3 Sandstorm Shares to Nomad shareholders and approximately 13.5 million Sandstorm Shares to BaseCore. Upon closing of the Transactions, existing Sandstorm shareholders will comprise 67% of the Company’s ownership, while Nomad shareholders and BaseCore limited partners will own approximately 28% and 5% of Sandstorm, respectively.

Upsized Credit Facility

Sandstorm entered into an agreement with The Bank of Nova Scotia and BMO Capital Markets as Co-Lead Arrangers securing a commitment to upsize the Company’s existing revolving credit agreement to borrow up to $500 million with an additional uncommitted accordion of up to $125 million, for a total of up to $625 million (the “Revolving Loan”). The closing of the upsized credit facility is subject to certain conditions, including the satisfaction of the closing conditions for the BaseCore Transaction. The accordion of up to $125 million is subject to the satisfaction of the closing conditions for the Nomad Acquisition.

The amounts drawn on the Revolving Loan are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. With the amendment, Sandstorm’s leverage ratio covenant has increased to 4.75x, with step-downs to 4.00x after five quarters post-closing of the BaseCore Transaction.

The Revolving Loan matures in October 2025, subject to an extension based on mutual consent of the parties.

The Revolving Loan maintains the existing sustainability-linked incentive pricing terms that allow Sandstorm to reduce the borrowing costs by up to five basis points (from the interest rates

2 Value of Horizon shares issued to Sandstorm based on assumption Horizon raises $50 million, subject to change depending on the amount raised by Horizon.

3 Assumes the conversion of Nomad’s dilutive instruments on close of the Nomad Acquisition.

described above) as the Company’s sustainability performance targets are met (please see the Sandstorm press release dated October 6, 2021).

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9	Date of Report

DATED as of this 11th day of May, 2022.

Cautionary Note Regarding Forward-Looking Information

This Material Change Report contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements and information include, but are not limited to expectations regarding whether the proposed Transactions will be consummated, including whether conditions to the consummation of the Transactions will be satisfied, or the timing for completing the Transactions; expectations regarding the potential benefits and synergies of the Transactions and the ability of Sandstorm post-completion of the Transactions to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; expectations regarding the growth potential of Sandstorm including in scale and production and the anticipated benefits of the Transactions; expectations regarding financial strength, trading liquidity, and capital markets profile; expectations relating to the entering into of definitive agreements related to the Horizon Antamina Agreement and the subsequent spin-out of the Antamina NPI, including the anticipated terms and expected timing thereof; the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the securities issuable pursuant to the Transactions; the future price of gold, silver, copper, iron ore and other metals; the estimation of mineral reserves and mineral resources, and realization of mineral reserve and mineral resource estimates; the timing and amount of estimated future production; and expectations for other economic, business, and/or competitive factors. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2021 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 31, 2022 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.